UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wetula, John J.
   UCAR Graph-Tech Inc.
   11709 Madison Avenue
   Lakewood, OH  44107
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/29/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President - UCAR Graph-Tech Inc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |5,268              |D     |                           |
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Common Stock               |      |    | |                  |   |           |116                |I     |(1)                        |
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Common Stock               |2/25/0|A   |V|21,361            |A  |$14.23     |21,361             |I     |(2)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Performance Option (ri|$7.60   |     |    | |           |   |(3)  |01/25|Common Stock|       |       |2,155       |D  |            |
ght to buy)           |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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Time Option (right to |$7.60   |     |    | |           |   |08/15|01/25|Common Stock|       |       |8,145       |D  |            |
buy)                  |        |     |    | |           |   |/95  |/07  |            |       |       |            |   |            |
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Time Option (right to |$35.00  |     |    | |           |   |(4)  |02/09|Common Stock|       |       |8,000       |D  |            |
buy)                  |        |     |    | |           |   |     |/06  |            |       |       |            |   |            |
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Time Option (right to |$39.31  |     |    | |           |   |(5)  |02/10|Common Stock|       |       |2,000       |D  |            |
buy)                  |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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Time Option (right to |$37.59  |     |    | |           |   |02/10|02/10|Common Stock|       |       |15,000      |D  |            |
buy)                  |        |     |    | |           |   |/97  |/07  |            |       |       |            |   |            |
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Time Option (right to |$17.06  |     |    | |           |   |(6)  |09/29|Common Stock|       |       |10,000      |D  |            |
buy)                  |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
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Time Option (right to |$25.25  |     |    | |           |   |(7)  |06/30|Common Stock|       |       |35,000      |D  |            |
buy)                  |        |     |    | |           |   |     |/09  |            |       |       |            |   |            |
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Time Option (right to |$14.00  |02/28|A   | |20,000     |A  |02/28|02/28|Common Stock|20,000 |       |20,000      |D  |            |
buy)                  |        |/00  |    | |           |   |/05  |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the UCAR Discount Stock
Fund option of the UCAR Carbon Savings
Program.
(2) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings
Plan.
(3) Performance options with respect to 992 and 1,163 shares originally granted on January 26, 1995 became exercisable by the reporting person on August 15, 1995 and December 8, 1997, respectively, after the Board of
Directors authorized immediate vesting of such shares.
(4) 2,000 of such options became exercisable on May 2, 1996 and 2,000 of such options became exercisable on
August 28, 1997. In addition, the reporting person was granted 4,000 options which will vest upon the earlier of (i)
the date on which the closing price of the Company's common stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8,
2004.
(5) 500 of such options became exercisable on May 2, 1996 and 500 of such options became exercisable on
August 28, 1997. In addition, the reporting person was granted 1,000 options which will vest upon the earlier of (i)
the date on which the closing price of the Company's common stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 10
2005.
(6) Of such options, 3,333 vested on each of May 21, 1999 and July 14, 1999 and the remaining 3,334 vested on
September 29,
1999.
(7) Of such options, (a) 11,666 will vest on June 30, 2000, 11,667 will vest when the closing price of the common stock is at least $30.30 for 20 consecutive trading days and 11,667 will vest when the closing price of the common stock is at least $35.35 for 20 consecutive trading days, or (b) all options will vest on September 29, 2005, if earlier.
SIGNATURE OF REPORTING PERSON
/s/ Karen G. Narwold, Attorney-in-Fact for John J. Wetula
DATE
March 9, 2000